Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 333-120211

In connection with a proposed merger with ACLARA BioSciences, Inc., ViroLogic, Inc. (“ViroLogic”) filed a registration statement on Form S-4 (File No. 333-120211) with the Securities and Exchange Commission on November 4, 2004, as amended on November 5, 2004. The registration statement includes an amended joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement also serves as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY VIROLOGIC AND ACLARA, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the amended joint proxy statement/prospectus and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the amended joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger are available in the amended joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

On November 30, 2004 ViroLogic participated in an investor conference that was simultaneously webcast. Attached is the transcript from ViroLogic’s presentation at the conference.

FINAL TRANSCRIPT

Conference Call Transcript

VLGC—ViroLogic, Inc. at Lazard 1st Annual Life Sciences Conference

Event Date/Time: Nov. 30. 2004 / 8:30AM ET

Event Duration: N/A

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FINAL TRANSCRIPT

VLGC—ViroLogic, Inc. at Lazard 1st Annual Life Sciences Conference

CORPORATE PARTICIPANTS

Terrence Glynn

Lazard—Research Associate

William Young

ViroLogic—Chairman and CEO

PRESENTATION

Terrence Glynn - Lazard—Research Associate

Good morning. I’d just like to welcome everybody again. My name is Terrence Glynn, and I am a research associate in the biotechnology group at Lazard. It’s our pleasure to have ViroLogic presenting today, and Mr. Young, as President and CEO, will be presenting for the company.

Mr. Young?

William Young - ViroLogic—Chairman and CEO

Thank you very much and good morning, and thanks to the Lazard folks for inviting us to present our story here at the Lazard conference, the first annual Life Sciences Conference.

So here’s the safe harbor statement that everyone needs to take a look at, and actually, ours is pretty long because, as you may know, we’re involved in a merger which should be born in about two weeks at stockholder approval, and I’ll talk a lot more about that s we go through it.

ViroLogic is a company that in its nine-year history has always intended to be in the field of individualized medicine, focusing first in the area of HIV and I’ll talk about our products there and our progress there, but we’ve always intended to move into other disease areas as that business model develops. And with the merger with Aclara, I think we have a great way of taking the next step to actually do that.

Where we are now in HIV is ViroLogic is the market leader in drug resistance testing, and as you may know, in HIV, they’re doing exactly what we want to do in other diseases. That is, using resistance technologies to decide which drugs—or to be one of the major components of deciding which drugs are effective when patients fail therapy. And in HIV, all patients are now treated with multiple drug combinations that have very specific targets on the HIV virus.

In addition to our work with individual patient monitoring and drug selection for physicians, we’re actually the partner of choice also for HIV drug development. We have partners in over 50 companies developing new HIV drugs, using our technologies to do that, and basically have done all the testing for every HIV drug that’s been approved in the last five years, in terms of resistance.

So we have very strong and long-term partnerships with all of the major companies working in this area, which, incidentally, also many of which work in the cancer area as well. With the merger with Aclara, we’ll be able to expand, using Aclara’s novel eTag technology into the cancer market, which is just primed and

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FINAL TRANSCRIPT

VLGC—ViroLogic, Inc. at Lazard 1st Annual Life Sciences Conference

moving into a kind of an era of individualized, targeted medicine, and I’ll talk a lot more about that as we go through the presentation. But we’ll be able to apply the business model we’ve developed for HIV in cancer.

Now, personalized medicine, or individualized medicine, why is that important for people who are stakeholders and involved with the patient care? Well, first, if you’re a critically ill patient, it’s very important that you’re treated with the most effective drugs as soon as you can be. For physicians, you need help and information to guide therapy, to improve patient care for your patients. For pharmaceutical companies, there are a couple of ways you can win. First, in clinical trials, if you can select patients who are more likely to respond to your new, targeted drug, you’re going to have more assurance that there’ll be statistical significance, and thus approval, and better economics in those clinical trials.

And for payers, it’s going to be very important that the best therapies are selected for cost-effective treatment in all diseases, but in particular in oncology these days.

Our experience and infrastructure at ViroLogic are a nice dovetailing with what Aclara has in the eTag technology for oncology. There’s proven product development capability. We have a CLIA reference laboratory that we operate in South San Francisco that does over 40,000 tests a year, with all the appropriate quality and data management, data handling out to physicians for HIV.

We have a sales and marketing organization and distribution agreements with many regional and national labs, and a 25-person direct sales organization that take our technologies in HIV direct to physicians. And what’s most important, and you can’t buy this, scientific credibility with the physician and drug development communities.

We have established relationships, as I mentioned, with over 50 pharmaceutical companies, and have done a lot of work over the last five years in getting reimbursement for our products, obviously a critical need in this area.

ViroLogic’s currently marketed products number five—four now. The first of these, which was our patented direct measurement of drug resistance is something called PhenoSense, which was marketed at the end of 1999. GeneSeq followed shortly thereafter, which is a genotypic analysis looking at specific mutations in HIV and relating those to drug resistance. And probably our most popular and significant product is actually a combination of those two, where we provide PhenoSense information, phenotypic information, and genotypic information together, and actually help the physician interpret those results when they disagree, which often they do, and allow the physician to really get a comprehensive look at all of the information about their patient’s HIV virus.

And, lastly, Replication Capacity, which is an exciting new measurement. They way to think about that is that if you’re an HIV virus and you accumulate mutations that give rise to drug resistance, you in many cases give up your ability—some of your ability to replicate and lose fitness. And this is being shown to be correlated with disease outcome. In other words, the lower your replication capacity, the longer it takes to progress to AIDS and vice versa.

We’re actually involved in a number of studies right now, courtesy of an NIH grant, to look at and verify the clinical utility of replication capacity, and that could be a future revenue source, as those data become available next year.

Now, if you think about ViroLogic products, I think that this graph is one way to think about it, if you look at the evolution of complex HIV management tools. And this is a disease that’s gone from basically a death sentence for patients who are affected to now something that’s managed chronically. It’s evolved greatly over the last few years and continues to evolve, so complexity up the Y-axis, time on the X-axis. And ViroLogic products tend to be on the right-hand side of this graph, in areas where more complex information is needed by physicians and a little more complex science needs to be brought to bear.

I’ve already mentioned phenotypic and combination testing and replication capacity. Two new products that are currently being used in drug development work and will be patient products in the future, in the next year or two, are resistance testing for fusion inhibitors, entry inhibitors. There’s one product approved now, Fuzeon, from Roche. There are a whole host of additional entry inhibitors being developed, with various mechanisms, that are entering phase III. And both fusion inhibitor resistance and analysis of tropism will be very important, first with the drug development activities and then for patient management over the next couple of years. So those are going to fund future growth and development.

And here’s the model that we operate on at ViroLogic. One, about two-thirds of our revenue come from patient testing. That’s individual patients who are failing therapy. A sample comes to ViroLogic, we develop the appropriate data, assay their virus, and send the data back to the physician. And the other third come from our work with drug development companies, and I mentioned over 50 of those.

Our revenue growth, as ViroLogic over the last several years and first three quarters of ‘03 and ‘04, the blue is patient testing, the green is our pharma business, and the yellow is sponsored research. And if you think about HIV, you might think this is an area where drug development activity is tapering off, but actually, it’s pretty much the opposite. There are about 60 new drugs in development. Obviously, not all of these will reach the market. They’re subject to the same issues that drug development in general is.

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FINAL TRANSCRIPT

VLGC—ViroLogic, Inc. at Lazard 1st Annual Life Sciences Conference

About a third of those are actually in the entry inhibitor class, so this is one of the reasons for the generation of a lot of new activity in this area, as scientists have discovered new targets for drugs, and a lot of those now in phase II, getting ready to move to phase III. Our revenue tends to be pretty much correlated with the phases of clinical trial, so the more patients that are being studied, the more revenue for ViroLogic in its drug development business. But, at any rate, we’re involved with over 80% of the drugs in phase II and phase III.

Now, getting into oncology, the way to think about this is that we have an existing infrastructure. We’re going to take that and leverage it by adding oncology to our portfolio, capitalize on what’s happening now in oncology, where people are talking about individualized medicine and companies are looking at ways of targeting therapies to specific patients and develop new technologies from eTag technology from Aclara for both drug development and patient testing.

And here’s the way the market looks, and you can contrast this with about 40,000 new HIV patients a year in the U.S. There are about a million new solid tumor cancer patients, annually. About 700,000 of those are in the key large tumors of lung, breast, colon and prostate. There are now actually six—Tarceva was just approved within the last week—six targeted drugs. But the issue with these drugs is they work very well on a small percentage of the patients, and they’re all very expensive. Cancer therapy is evolving I think in a very similar way to HIV.

That is, multiple drugs are being considered. There are variable individual patient response, and because of that, there will be a cocktail approach used, and there’s going to be a need—a great need—for testing, and this has been recognized by both FDA and CMS—in order to differentiate which patients are more likely to benefit from these drugs.

Here are the drugs, and you can add Tarceva to this list, an EGF receptor compound recently approved and the pathways, but all of these drugs are projected to be significant players in the future.

Again, the challenge is, these are great drugs for 10% to 20% of the patients, but we really don’t know which 10% to 20%, so larger populations are studied. And those who get the therapies miss other therapies that might work better for them, and also undergo toxicity and cost which they may not have to undergo if they had the right therapies.

Here’s kind of a real-life example. I think a lot of people show various versions of Herceptin, which is still the real example of how a diagnostic was used to enrich the patient population in order to do a clinical study, but these are actual numbers for Herceptin clinical trials. Four-hundred-and-seventy patients, the assay was used to enrich that population, but even then, only about 50% of the patients responded.

But by enriching the population for over-expressers of Her-2/neu, the product was approved with good p-value and got expedited approval. You do a calculation and you think about what would have happened without the test. You’d have had about a 10% response rate and probably never would have gotten approval. So this is an example of, in clinical trials, identifying patients more likely to respond led to an approval, and the converse probably wouldn’t have.

Now, Herceptin has a simple protein test that just looks at the qualitative amount of one of the receptors on breast cancer cells, but the biology is actually much more complicated, and it requires the ability to detect complexes such as dimers, and not simple proteins. And this is expected to be quite a unique capability, the e-Tag technology from Aclara, which is a quantitative way of looking at virtually any protein, which would facilitate patient selection.

This technology has a significant IP portfolio around it as well. Now, the advantages of the eTag system, products, the potential advantages relative to what is needed by physicians to test patients, first, 90% of the tissues out there are actually stored as formalin and fixed paraffin-embedded tissue in blocks, and then slides cut. And so an assay that was going to look at a tumor sample for responsive to drugs will need to work in that format rather than much less common fresh or frozen tissue, and the eTag technology does that.

It’ll have the ability to identify simple marker proteins, eTag system can do that, identify protein complexes. This is an indication of pathways that may be turned on or not turned on in a cancer cell. eTag can do that very well. It’s scalable. The technology is fairly straightforward, once all of the reagents and the antibodies and tags are prepared, and can be run on e-instruments that are widely available in reference labs all around the country.

It’s quantitative, so it’s not like immunohistochemistry tests, for example, which tend to be very qualitative and judgment-dependent. No need for subjective interpretation, and can measure functional pathway activities, assuming that they are known. So, those are all the benefits of eTag, and if you compare those to other kinds of tests that are out there, you can see eTag technology potentially stacks up very well against other technologies that might do this same task.

Now, here’s some data from clinical samples. I think this is an indicator of the power of the technology, but I would also say much more data is in preparation, and much clinical data is needed to really correlate what eTag is telling you with clinical outcome. But here’s an example—13 blinded breast tumor samples were supplied to Aclara. These were all DAKO +3, so this is the approved immunohistochemistry test for Herceptin eligibility that is out there and was part of the approval for Herceptin.

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FINAL TRANSCRIPT

VLGC—ViroLogic, Inc. at Lazard 1st Annual Life Sciences Conference

eTag correctly predicted the response for all patients and identified all the non-responders, four out of four, identified all of the responders, nine out of nine, and did a very good job at predicting outcome. Remember, just because you’re a +3 by DAKO doesn’t mean you’re going to respond. Only about half of the patients do, so there’s still a need in this area for a better test to be able to do that.

This is not intended to show any specific detail other than cancer biology is fairly complex. There are a lot of targets in EGF and other receptor families that drug companies are targeting. The black numbers are compounds that are either approved or in development, so I think at last count there are several hundred products in preclinical and clinical development that have targets in cancer biology somewhere.

Our first product is likely to be—for patient testing, it’s likely to be a panel that looks at the EGF receptor pathways. Again, there are 1.1 million new solid tumor patients a year, so this is for us a significant market opportunity, and there’s a sixth drug now, in Tarceva, that’s just recently been approved. And then we’ll carry the technology into other mechanisms for angiogenesis, PDGF receptor, IGF receptor, et cetera, as the science builds and the technologies are developed.

And there are additional opportunities in developing these tests and working with drug companies, or biotech companies, in helping them in their clinical programs to select patients and monitor activity in patients and new drugs, and we’re going to be doing that as well.

This is an example of the drug activity that was in graphical form a couple of slides ago. But you can see here, the number of clinical trials going on in targeted therapy, over 100, many in advanced clinical trials, and so this area is just beginning to see fruition in terms of the number of compounds that are out there and available. And for us, that’s an opportunity, because, again, it cries for the need to provide technologies that help physicians differentiate among various therapies that are available for their patient.

So the first product is likely to be an EGF receptor pathway product for one of the EGF receptor—or one or more of the EGF receptor-targeted drugs. The assays are already in use in drug development, and we’re hard at work obtaining clinical data to correlate what the assay tells you with actual clinical response, and also developing a CLIA format that can be run in ViroLogic’s clinical reference laboratory to make that product available to physicians. And then future products will come along afterwards.

And I think the model looks very similar, with oncology added to the one that I showed you for ViroLogic. So, viral diseases and oncology, patient therapy guidance that will look at individual patients for existing drugs, and pharma collaborations to help drug companies develop new drugs for additional targets.

In terms of the combined company, we have a merger that the stockholders will vote on on December 10th. After that, we will quickly close thereafter, and the combined company will have about $75 million in cash after the merger transaction and integration costs are paid, we have about—if you look at the Q4 ‘03 to Q3 ‘04 and combine the companies, about a $36 million business to build on.

The HIV business has been running this year close to break even. Cancer business adds a very significant revenue opportunity, and we’ll have merger synergies. We’ll be one public company, instead of two. We’ll save from consolidation of facilities and one effort in our G&A activities and be able to put those dollars directly to use in development of new products for oncology, and that’s the intent. And really deploy those resources to new product development.

Just a quick words about our partners. These are combined Aclara and ViroLogic partners, but as many of you know, Pfizer is actually an equity investor in ViroLogic from 2002, and many of these companies are already working with ViroLogic in HIV and have cancer programs as well, and they’ve expressed to us a lot of confidence in the merger and the future role of the combined company in their programs.

In terms of management, three executives from Aclara will come over and join the ViroLogic management team. Alf Merriweather will become CFO of the combined company. Sharat Singh, who’s actually the inventor of the eTag system and technology at Aclara will be Chief Technology Officer of Oncology, and Mike Dunn, who’s the Chief Business Officer at Aclara will come over and perform that same role for ViroLogic in the combined company. And then you see the experience and background of the rest of the management group at ViroLogic who will remain.

In terms of the deal terms, we have a deal that is basically an exchange of stock, 1.7 shares of ViroLogic and 1.7 contingent value rights for each Aclara shareholder. And then the contingent value rights have a varying value, depending on ViroLogic’s stock price 18 months after the close of the merger, from anywhere from 88 cents to zero, and again, it depends on what that stock price is. So if the price is above $2.90, the CVRs will have zero value, and if it’s $2.02 or less, it’ll have 88 cents value, and that is an additional inducement and protection for Aclara shareholders going forward. But we have every confidence that we’ll build the value of the company beyond the $2.90 as we go forward.

And just thinking a little bit more about the combination, what does this all do? Well, first of all, you’re putting together the leader in infectious disease testing with a commercial, operational infrastructure and experience, growing revenues and many very solid pharma relationships with a proprietary technology that has a very significant application in cancer, and potentially other diseases. And financial strength and, as I said earlier, new cases in

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FINAL TRANSCRIPT

VLGC - ViroLogic, Inc. at Lazard 1st Annual Life Sciences Conference

the U.S. in HIV, about 40,000, new cases in cancer, about a million, so a much larger market opportunity.

If you think about milestones, I think you can track us, and we'll be - post the close of the merger, we'll be more specific about these. It's more difficult to do that now, but after the merger closes, we'll be able to do this more appropriately. But you can continue to see ViroLogic develop products in HIV, expand the trials for new drugs in development, and that is going to be very robust next year. We'll be developing data for replication capacity, which should come out significantly next year. A lot of that work is ongoing right now. And new tests, which are in house, being used by R&D for drug development, will be able to be used in the patient testing market in the next year or two. And continue to nurture our scientific reputation, which in the world of HIV is second to none.

In the oncology area, the benchmark will be CLIA valuation of the first eTag assay products, which would come with definition of the first test panels, and clinical validation, and you'll see those things going on in parallel next year. And also pharma collaborations, where technologies from eTag can be used to help develop new drugs, and lots of opinion leader publications and scientific presence at meetings, particularly over the next year to 18 months.

All of this creates a real leader in personalized medicine on an emerging field in oncology, but an existing one in HIV, and that's our intent, and I think we're well on the way to doing that now with the combination of Aclara and ViroLogic. So, thank you very much, and appreciate your attention.

Terrence Glynn - ***Lazard - Research Associate***

Thank you, Mr. Young. The breakout will be in Lotus suite E, following this.

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